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15026749

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY MELLON CAPITAL MARKETS, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Barclay Street - 3rd Floor
(No. and Street)

New York	NY	10286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Gavin Jr. — (212) 815-5010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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4/28

OATH OR AFFIRMATION

I, John M. Gavin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNY Mellon Capital Markets, LLC., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENA MANDARA
Notary Public of New Jersey
No. 2256418
Qualified in New York County
Commission Expires July 5, 2015

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members of the Board of Directors
BNY Mellon Capital Markets LLC:

We have audited the accompanying statement of financial condition of BNY Mellon Capital Markets LLC (the Company) as of December 31, 2014, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 27, 2015

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

December 31, 2014

Table of Contents

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2014

Assets

Assets:		
Cash	$	1,541,557
Cash segregated for regulatory purposes		10,300,000
Receivable from broker-dealers		110,856,749
Receivable from customers		1,915,458
Securities owned, at fair value (includes $967,391,519 pledged as collateral)		2,512,931,938
Securities purchased under agreements to resell, net		42,486,500
Derivative assets, net		52,420,268
Fees receivable		4,381,245
Interest receivable		11,389,874
Receivable from affiliates		1,650,197
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $2,298,704)		550,722
Goodwill		47,669,513
Deferred tax asset		5,878,135
Other assets		10,471,731
Total assets	$	2,814,443,887

Liabilities and Member's Equity

Liabilities:		
Securities sold under agreements to repurchase, net	$	905,674,134
Securities sold not yet purchased, at fair value		563,337,846
Derivative liabilities, net		55,448,754
Payable to broker-dealers		789,466,172
Payable to customers		6,501,234
Payable to affiliates		3,987,854
Interest payable		3,104,373
Accrued compensation and other expenses		10,078,052
Other liabilities		821,289
Total liabilities		2,338,419,708
Subordinated liabilities		50,000,000
Member's equity		426,024,179
Total liabilities and member's equity	$	2,814,443,887

See accompanying notes to financial statements.

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Statement of Operations

Year ended December 31, 2014

Revenues:		
Interest and dividends	$	114,954,730
Investment banking fees		30,558,308
Commission and other fees		19,668,274
Principal transactions		(11,584,777)
Other income		2,644,503
Total revenues		156,241,038
Expenses:		
Employee compensation and benefits		46,431,334
Interest and dividends		37,000,141
Administrative services provided by affiliates		21,443,004
Clearance and execution fees		11,103,818
Software		9,956,973
Valuation services		9,513,332
Commission fees		6,333,191
Professional and legal fees		2,222,257
Occupancy and equipment costs		1,682,641
Travel and entertainment		1,249,574
Communication		976,196
Other expenses		9,135,519
Total expenses		157,047,980
Loss before income taxe benefit		(806,942)
Income tax benefit		(551,771)
Net loss	$	(255,171)

See accompanying notes to financial statements.

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Year ended December 31, 2014

Subordinated liabilities as of January 1, 2014	$	50,000,000
Increase (decrease) in subordinated liabilities		-
Subordinated liabilities as of December 31, 2014	$	50,000,000

See accompanying notes to financial statements.

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Statement of Changes in Member's Equity

Year ended December 31, 2014

		Member's equity
Balance, January 1, 2014	$	428,387,942
Net loss		(255,171)
Purchase of equity market making business from affiliate		(7,804,384)
Stock compensation		5,695,792
Balance, December 31, 2014	$	426,024,179

See accompanying notes to financial statements.

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(255,171)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		320,528
Deferred income taxes		1,812,421
Stock compensation		5,695,792
Changes in assets and liabilities:		
(Increase) decrease in operating assets:		
Cash segregated for regulatory purposes		(5,300,000)
Securities owned, at fair value		2,246,487,371
Securities purchased under agreements to resell, net		215,588,477
Derivative assets, net		25,288,270
Receivable from broker-dealers		35,880,872
Receivable from customers		(1,849,553)
Receivable from affiliates		649,366
Interest receivable		8,595,199
Fees receivable		8,233,511
Other assets		(4,555,266)
Increase (decrease) in operating liabilities:		
Securities sold under agreements to repurchase, net		(1,360,325,866)
Securities sold not yet purchased, at fair value		(529,436,965)
Derivative liabilities, net		(12,922,310)
Payable to broker-dealers		(610,800,827)
Payable to customers		6,501,234
Payable to affiliates		(8,594,085)
Interest payable		(2,893,722)
Accrued compensation and other expenses		(389,594)
Other liabilities		(2,382,040)
Net cash provided by operating activities		15,347,642
Cash flows from investing activities:		
Purchase of equity market making business from affiliate		(14,010,248)
Purchases of furniture, equipment and leasehold improvements		(146,972)
Net cash used in investing activities		(14,157,220)
Net increase in cash		1,190,422
Cash at beginning of year		351,135
Cash at end of year	$	1,541,557
Supplemental cash flows disclosures:		
Cash paid during the period for:		
Income tax payments	$	2,170,789
Interest payments		39,541,368

See accompanying notes to financial statements.

(1) Organization

BNY Mellon Capital Markets LLC (the Company), is a wholly owned subsidiary of The Bank of New York Mellon Corporation (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Municipal Securities Rule Making Board (MSRB), Securities Investor Protection Corporation (SIPC), and the National Association of Securities Dealers Automated Quotations (NASDAQ). The Company has been authorized by the Federal Reserve Board (the Board) to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution, and trading. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation. These securities products are not deposits or other obligations of the Parent, are not guaranteed by the Parent, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all its transactions through Pershing LLC (Pershing), an affiliate broker-dealer, on a fully disclosed basis, except for mortgage-backed securities, United States treasuries, federal agency debentures, which are cleared by the Company, and certain derivative instruments, which are cleared by UBS.

The Company acquired Pershing's equity market making operations on January 1, 2014. The Company acquired the assets of the business, including goodwill and customer intangibles at fair value of $14,010,248. As the transaction was between entities under common control, the Company recognized the acquired assets and liabilities at their carrying amounts in the accounts of Pershing at the date of transfer, which was $6,205,864. The excess of fair value over the carrying amount was accounted for as a reduction of member's equity.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in the financial statements are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(b) Principal Transactions

Securities owned and securities sold, not yet purchased, including derivative contracts held for trading purposes, are stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions on the statement of operations. Fair value is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not

available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models. Model-based pricing uses inputs of observable prices, where available, including interest rates, credit spreads, and other factors.

Securities sold, not yet purchased, represent obligations to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

(c) ***Fair Value Measurements***

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs	Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.
Level 2 inputs	Quoted prices in inactive markets for similar instruments, quoted prices in inactive markets for identical instruments, other observable inputs (interest rates and yield curves) or inputs other than quoted prices that are derived from/corroborated by observable market data.
Level 3 inputs	Best information available when no observable market activity for the asset or liability exists at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange-traded securities and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities.

In valuing level 3 securities, the Company first looks to current prices (any price not greater than 30 days old) with substantial size for similar securities. If no price is available, the Company would then look at model-based pricing, which takes into account the expected cash flows and credit quality of the financial instrument.

(d) ***Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase***

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The Company nets eligible repurchase agreements and resale agreements in the statement of financial condition in accordance with ASC Subtopic 210-20, *Balance Sheet Offsetting*.

It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by

monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms, which permit it to repledge or resell the securities to others.

Interest is accrued on repurchase and resale contract amounts, and securities owned, and is included in the respective interest balances as interest receivable or interest payable on the statement of financial condition.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease.

(f) Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with FASB ASC Subtopic 350-20, *Intangibles–Goodwill and Other*, goodwill is tested at least annually for impairment. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated net book value. Such a loss is calculated as a difference between the implied fair value of goodwill and its carrying value. For the year ended December 31, 2014, no impairment was recorded.

(g) Investment Banking Fees

Investment banking fees are fees arising from securities offerings in which the Company acts as an underwriter, agent, or syndicate member.

Underwriting revenues are recognized on trade date net of related syndicate expenses. In syndicated underwritten transactions, management estimates the Company's share of transaction-related expenses incurred by the syndicate, and the Company recognizes revenue net of such expenses. On final settlement, the Company adjusts these amounts to reflect the actual transaction-related expenses and resulting underwriting fee.

Private placement revenues are recorded when the services related to the underlying transaction are completed under the terms of the engagement.

(h) Commission and Other Fees

Commissions and other fees primarily relate to brokerage commissions, advisory fees, auction rate securities fees, remarketing agent fees, and portfolio management fees. The firm also receives commissions and fees from trading on nationally recognized equity exchanges as a result of the purchase of Pershing's equity market making business in early 2014. These commissions and fees are recorded when services are rendered.

(i) ***Affiliate Revenue and Expense***

The Company receives/transfers fee revenue from/to affiliates relating to the sale of affiliate products as a normal part of its business activities. Fees are also received for advisory and other services provided to affiliates. The provision of all services and the related fees and expenses are governed by contractual agreements between the Company and its affiliates.

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain management, accounting, and other costs are incurred in common for the Company by the Parent and its other subsidiaries. In accordance with a cost sharing agreement with the Parent, the Company is allocated a share of these costs proportionately based on an appropriate methodology for each type of expense. Management believes the allocation methods used are reasonable and appropriate in the circumstances.

(j) ***Stock Compensation***

Certain employees of the Company participate in the Parent's stock option award plans. The Parent follows the guidance in FASB ASC Subtopic 718-10, *Compensation—Stock Compensation—Overall*. The Parent's stock option plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Parent and its subsidiaries. The total compensation cost of options awarded to employees of the Company is recognized by the Company in employee compensation and benefits in the statement of operations. Restricted stock and restricted stock units (RSUs) are granted under the Parent's long-term incentive plans at no cost to the recipient. The total compensation expense for restricted stock and RSUs awarded to employees of the Company is recognized by the Company in employee compensation and benefits expense in the statement of operations.

(k) ***Income Taxes***

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey and Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from the Parent, pursuant to a tax-sharing agreement between the Parent and the Company.

The Company accounts for income taxes in accordance with FASB ASC Topic 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC Topic 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company

recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense in the statement of operations.

(3) Securities Owned and Securities Sold Not Yet Purchased, At Fair Value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2014:

		Securities owned	Securities sold, not yet purchased
Corporate and sovereign debt securities	$	781,067,782	287,275,555
Obligations of the U.S. treasury		141,824,267	183,228,187
U.S. government agencies		165,838,092	4,928,101
Agency mortgage backed securities		777,057,854	-
State and municipal obligations		102,110,485	280,074
Auction rate securities		251,300	-
Certificates of deposit		213,272,104	-
Commercial paper		162,173,473	-
Equity securities		162,805,625	87,457,601
Preferred stock		6,530,956	168,328
	$	2,512,931,938	563,337,846

(4) Receivable from and Payable to Customers and Broker-Dealers

Receivable from and payable to customers and broker-dealers consist of the following at December 31, 2014:

		Receivable	Payable
Receivable from/payable to clearing broker	$	2,018,187	755,378,580
Securities failed-to-deliver/receive - broker-dealers		38,861,000	34,087,592
Broker-dealer trades pending settlement		59,851,855	-
Receivable from/payable to clearing organizations		10,125,707	-
Collateral receivable/payable to customers		700,073	2,462,328
Receivable from/payable to customers		1,215,385	4,038,906
	$	112,772,207	795,967,406

The Company clears its customer facilitation transactions, with the exception of mortgage-backed securities, Unites States treasuries, and federal agency debentures through two broker dealers on a fully disclosed basis. Pershing, an affiliated broker dealer, clears all transactions except the aforementioned and

futures transactions, which are cleared through UBS. The amount receivable from clearing broker is due from UBS, and amount payable to the clearing brokers is due to Pershing.

Securities fail-to-receive and fail-to-deliver from brokers represents settled trades that either the firm has not received payment (or delivered securities), or the firm has not received securities (or made payment).

Broker-dealers trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty not deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2014 approximates the amounts owed. Trades pending settlement at December 31, 2014 were subsequently settled at the contract price without an adverse effect to the Company's statement of financial condition.

Receivable from and payable to customers and broker-dealers include amounts due on unsettled securities transactions. Securities owned by customers and broker-dealers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

The Company minimizes credit risk by monitoring counterparty credit exposure and collateral values on a daily basis, as does its counterparties. The Company requires additional collateral to be deposited or returned, and likewise counterparties request and return collateral as deemed necessary. The collateral receivable from and payable to customers represent these balances.

The receivable from clearing organizations represents balances on deposit with the counterparty that are required in order to do business and are reviewed periodically.

(5) Furniture, Equipment and Leasehold Improvements, At Cost

Furniture and office equipment, computer equipment and leasehold improvements at cost consist of the following as of December 31, 2014:

Furniture and office equipment	$	1,821,125
Computer equipment		941,105
Leasehold improvements		87,196
		2,849,426
Less accumulated depreciation and amortization		2,298,704
Furniture, equipment and leasehold improvements, net	$	550,722

(6) Securities Purchased Under Agreements to Resell and Securities Sold under Agreements to Repurchase

At December 31, 2014, the Company had received securities with an average interest rate of negative 0.11842% and a fair value of $42,100,652 as collateral for the counterparty's obligation under securities purchased under agreements to resell of $42,486,500. These particular transactions are primarily open

ended contracts for U.S. treasuries with a related party in which the principal values are not reset regularly. Because U.S. treasuries are hard to borrow, these contracts carry a negative interest rate.

At December 31, 2014, the Company had pledged securities with an average interest rate of 0.02585% and a fair value of $917,599,826 as collateral for its obligation under securities sold under agreements to repurchase of $905,674,134.

(7) Lines of Credit

The Company maintains uncommitted lines of credit totaling $700,000,000, which consist of $200,000,000 with unrelated financial institutions and $500,000,000 with the Parent. In addition, the Company maintains an additional uncommitted line of credit with an affiliated broker-dealer clearing agent. In each case, the lines of credit are used to finance the Company's trading business. As of December 31, 2014, the Company did not have overnight borrowings outstanding under the lines of credit.

(8) Related-Party Transactions

The Company conducts transactions in the ordinary course of business with its affiliates. During the year ended December 31, 2014, such transactions included purchases of securities under agreements to resell, portfolio management and other advisory services. The affiliates also provide legal, tax, data processing, rent, and other administrative support services to the Company pursuant to a service agreement between the Company and the affiliates. Fees paid to affiliates for services received totaled $22,757,456 and is reflected as administrative services provided by affiliates in the statement of operations. Fees received for portfolio management services and other advisory services rendered for the benefit of affiliates totaled $426,425 and are included in commission and other fees in the statement of operations.

During the year ended December 31, 2014, the Company paid $4,069,984 of primarily clearance and execution fees to its affiliated clearing broker, which is included in clearance and execution fees in the statement of operations.

As of December 31, 2014, amounts payable to affiliates consist of other payables of $3,646,894 which represent expenses incurred by an affiliate on behalf of the Company and current taxes payable of $340,960.

In addition, the Company had a receivable from affiliates totaling $1,650,197 which represents primarily expense sharing allocations.

(9) Employee Benefits

(a) Retirement Benefits

The Parent has defined benefit and defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other postretirement plans providing healthcare benefits for certain retired employees. The defined benefit expense covering the employees of the Company is recorded by an affiliate and allocated to the Company. The defined-contribution retirement plan expense covering the employees of the Company during the year ended December 31,

2014 is $1,369,948, and is included in employee compensation and benefits in the statement of operations.

In addition, the affiliate also administers an employee stock ownership plan and an employee savings plan. These plans provide additional benefits to certain employees.

(b) ***Stock Compensation***

The Parent's long-term incentive plans provide for the issuance of stock options, restricted stock, RSUs, and other stock-based awards to employees of the Company. The Parent's stock options plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company.

Restricted stock and RSUs are granted under the Parent's long-term incentive plans at no cost to the recipient. The fair value of the restricted stock and the RSUs is equal to the fair market value of the Parent's common stock on the date of grant. The total expenses recognized by the Company for restricted stock and RSUs are $4,174,850 which are included in employee compensation and benefits in the statement of operations. Additionally, the tax effect of these for the year ended December 31, 2014 was a tax benefit of $1,752,478.

(10) Financial Instruments

(a) ***Fair Value***

In accordance with FASB ASC Topic 820, *Fair Value Measurement,* the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 primarily consists of securities whose value is based on unadjusted quoted market prices such as listed equities. Additionally, this category also includes U.S. treasury obligations for which the Company typically receives independent external valuation information based on active markets.

Level 2 primarily consists of securities whose value is based on quoted prices for similar assets or liabilities in markets that are active, quoted prices in inactive markets, and model based pricing for which the inputs are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. This category primarily includes corporate debt, U.S. government agencies, agency mortgage-backed securities, state and municipal obligations, certificates of deposits, commercial paper and interest rate derivative contracts.

Level 3 comprises securities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable. This category includes auction rate securities.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 are as follows:

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Notes to Financial Statements

December 31, 2014

	Assets at fair value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Securities owned, at fair value:				
Corporate and sovereign debt securities	$ -	781,067,782	-	781,067,782
U.S. treasury obligations	141,824,267	-	-	141,824,267
U.S. government agencies	-	165,838,092	-	165,838,092
Agency mortgage-backed securities	-	777,057,854	-	777,057,854
State and municipal obligations	-	102,110,485	-	102,110,485
Auction rate securities	-	-	251,300	251,300
Certificates of deposit	-	213,272,104	-	213,272,104
Commercial paper	-	162,173,473	-	162,173,473
Equity securities	162,770,809	34,816	-	162,805,625
Preferred stock	-	6,530,956	-	6,530,956
Total securities owned, at fair value	304,595,076	2,208,085,562	251,300	2,512,931,938
Derivative assets, at fair value	26,648,522	25,771,746	-	52,420,268
Total fair valued assets	$ 331,243,598	2,233,857,308	251,300	2,565,352,206

	Liabilities at fair value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Securities sold not yet purchased, at fair value:				
Corporate and sovereign debt securities	$ -	287,275,555	-	287,275,555
U.S. treasury obligations	183,228,187	-	-	183,228,187
U.S. government agencies	-	4,928,101	-	4,928,101
State and municipal obligations	-	280,074	-	280,074
Equity securities	87,395,250	62,351	-	87,457,601
Preferred stock	-	168,328	-	168,328
Total securities sold not yet purchased, at fair value	270,623,437	292,714,409	-	563,337,846
Derivative liabilities, at fair value	23,730,410	31,718,344	-	55,448,754
Total fair valued liabilities	$ 294,353,847	324,432,753	-	618,786,600

There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2014.

The following table presents the changes in fair values for securities classified as Level 3 for the year ended December 31, 2014.

Fair value measurements using significant unobservable inputs (Level 3)		Auction rate securities
Beginning balance at January 1, 2014	$	1,147,645
Total realized gains or losses		100,000
Total unrealized gains		3,655
Settlement		(1,000,000)
Ending balance at December 31, 2014	$	251,300

The following table presents the significant unobservable inputs used in the valuation of assets and liabilities classified as Level 3 within the fair value hierarchy.

	Quantitative information about Level 3 fair value				
		Fair value at December 31, 2014	Valuation technique	Unobservable input	Range
Measured on a recurring basis: Securities owned at fair value: Auction rate securities	$	251,300	Discounted cash flow methodology	Credit Spreads Expected Maturity	300 - 931bps 2 - 10 years

The valuation of level 3 fair value measurements contains significant unobservable inputs and assumptions, which if changed, could affect the fair value of the securities. Because the Company's population of level 3 financial investments as of December 31, 2014 is limited to $251,300 of auction rate securities, the Company does not believe that such changes would have a material impact on the Company's financial position or results of operations.

(b) ***Derivative Instruments***

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded options, forward settling government/agency securities, and agency mortgage-backed securities including TBA's,

Adjustable Rate Mortgages (ARM's), and Collateralized Mortgage Obligations (CMO's). These derivative instruments are used to manage exposure to market and interest rate risk, and to generate profits from customer facilitation activity.

Futures and mortgage-backed TBA, ARM, and CMO securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. As a purchaser of options, the Company pays a premium in exchange for the right to buy or sell the security at a future date at a contracted price. The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for the market movement. Accordingly, futures contracts generally have minimal credit risk. The counter party credit risk on TBA's, ARM's, and CMO's and options is limited to the unrealized fair value gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

The following table summarizes the notional amount and credit exposure of derivative instruments at December 31, 2014:

		Notional value (in millions)		Derivative assets, at fair value	Derivative liabilities, at fair value
Forwards:					
Agency Mortgage-Backed TBAs, ARM's, CMO's, U.S. Government and U.S. Agencies	$	29,226		25,876,437	31,774,218
Options:					
Equity options		1,448		26,543,831	23,674,536
Total derivatives, at fair value			$	52,420,268	55,448,754

(c) *Other Fair Values*

The fair values of other financial assets and liabilities (consisting primarily of receivable from and payables to broker-dealers and customers; reverse repurchase and repurchase agreements) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

Summary of financial instruments

(in thousands)	December 31, 2014				
	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amounts
Assets:					
Cash	$ 1,542	-	-	1,542	1,542
Cash segregated for regulatory purposes	10,300	-	-	10,300	10,300
Receivable from broker-dealers	-	110,857	-	110,857	110,857
Receivable from customers	-	1,915	-	1,915	1,915
Securities purchased under agreements to resell	-	42,487	-	42,487	42,487
Interest receivable	-	11,390	-	11,390	11,390
Fees receivable	-	4,381	-	4,381	4,381
Receivable from affiliates	-	1,650	-	1,650	1,650
Total	$ 11,842	172,680	-	184,522	184,522
Liabilities					
Securities sold under agreements to repurchase	$ -	905,674	-	905,674	905,674
Payable to broker-dealers	-	789,466	-	789,466	789,466
Payable to customers	-	6,501	-	6,501	6,501
Payable to affiliates	-	3,988	-	3,988	3,988
Interest payable	-	3,104	-	3,104	3,104
Total	$ -	1,708,733	-	1,708,733	1,708,733

Cash and Cash Segregated For Regulatory Purposes

Cash and cash segregated for regulatory purposes are classified as Level 1 within the valuation hierarchy due to their short term nature.

Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell

The estimated fair value of securities sold under agreements to repurchase and securities purchased under agreements to resell are based on inputs such as interest rates and tenors. Both are classified as Level 2 within the valuation hierarchy.

Receivables from and Payables to Customers and Broker-Dealers

The estimated fair value of receivables from and payables to customers and broker-dealers is equal to the book value due to demand feature of the payables to customers and broker-dealers and are classified as Level 2 within the valuation hierarchy.

Receivable and Payable to Affiliates

The receivable and payable to affiliates represent monies related to unsettled expenditures or services rendered or received. The fair value of receivable and payable to affiliates are determined based on cost and for some transactions the cost is determined by expense sharing agreements with the affiliates.

Fees Receivable

The fair value of fees receivable is determined by the expected revenue generated for underwriting and remarketing services rendered. Underwriting revenues are accrued based on the agreement amongst underwriters for each deal.

Interest Receivable and Payable

The interest receivable and payable represents accrued interest on securities transactions. The fair value is determined based upon the securities stated interest rates and payment dates.

(d) Collateral

The Company enters into collateralized reverse repurchase and repurchase agreements transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

(11) Offsetting of Assets and Liabilities

The following tables present financial and derivative instruments that are subject to an enforceable netting agreement. There were no derivative instruments or financial instruments subject to a netting agreement for which the Company is not netting.

Offsetting of Derivative Assets and Financial Instruments

	December 31, 2014					
				Gross amounts not offset in the statement of financial condition [1]		
	Gross assets recognized	Offset in the statement of financial condition	Net assets recognized in the statement of financial condition	Financial instruments	Cash collateral received	Net amount
Derivative assets subject to netting arrangements:						
Interest rate contracts	$ 66,369,055	(40,621,920)	25,747,135	-	-	25,747,135
Total derivative assets subject to netting arrangements:	66,369,055	(40,621,920)	25,747,135	-	-	25,747,135
Derivative assets not subject to netting arrangements:						
Interest rate contracts	129,305	-	129,305	-	-	129,305
Equity options	26,543,829	-	26,543,829	-	-	26,543,829
Total derivative assets not subject to netting arrangements:	26,673,134	-	26,673,134	-	-	26,673,134
Total derivative assets, at fair value	93,042,189	(40,621,920)	52,420,268	-	-	52,420,268
Securities purchased under agreements to resell	282,078,774	(239,592,274)	42,486,500	(42,486,500)	-	-
	$ 375,120,963	(280,214,194)	94,906,768	(42,486,500)	-	52,420,268

[1] The amount reported in collateral received and pledged (including cash) is limited to the amount of related liability presented in the statement of financial condition and therefore any over-collateralization of these liabilities are not included.

Offsetting of Derivative Liabilities and Financial Instruments

	December 31, 2014					
				Gross amounts not offset in the statement of financial condition [1]		
	Gross liabilities recognized	Offset in the statement of financial condition	Net liabilities recognized in the statement of financial condition	Financial instruments	Cash collateral received	Net amount
Derivative liabilities subject to netting arrangements:						
Interest rate contracts	$ 65,293,153	(33,706,417)	31,586,736	-	-	31,586,736
Total derivative liabilities subject to netting arrangements:	65,293,153	(33,706,417)	31,586,736	-	-	31,586,736
Derivative liabilities not subject to netting arrangements:						
Interest rate contracts	187,482	-	187,482	-	-	187,482
Equity options	23,674,536	-	23,674,536	-	-	23,674,536
Total derivative liabilities not subject to netting arrangements:	23,862,018	-	23,862,018	-	-	23,862,018
Total derivative liabilities, at fair value	89,155,171	(33,706,417)	55,448,754	-	-	55,448,754
Securities sold under agreements to repurchase	1,145,266,408	(239,592,274)	905,674,134	(905,674,134)	-	-
	$ 1,234,421,579	(273,298,691)	961,122,888	(905,674,134)	-	55,448,754

[1] The amount reported in collateral received and pledged (including cash) is limited to the amount of related liability presented in the statement of financial condition and therefore any over-collateralization of these liabilities are not included.

(12) Collateral Arrangements

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. On December 31, 2014, the fair value of securities received and pledged as collateral is detailed in the tables below:

Source of available collateral - received:		
Securities purchased under agreements to resell	$	42,100,652
Total source of collateral		42,100,652
Use of available collateral - pledged or sold:		
Securities sold under agreements to repurchase		917,599,826
Pledged to clearing corporations		83,373,832
Total use of collateral	$	1,000,973,658

(13) Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordination represent a cash subordination agreement with the Parent. At December 31, 2014, the Company had outstanding a $50,000,000 subordinated note bearing interest of LIBOR + 1.50% per annum. The subordinated note is scheduled to mature February 28, 2017.

This loan is subordinated to the claims of general creditors. FINRA has approved this subordinated loan to constitute part of the Company's net capital under the Uniform Net Capital Rule. The subordinated loan may be repaid only if, giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

(14) Regulatory Requirements

(a) Cash and Securities Segregated under Federal and Other Regulations

The Company performs weekly computations to determine the reserve deposit requirements of the SEC under Rule 15c3-3. As of December 31, 2014, the Company had a $2,712,869 reserve deposit requirement.

At December 31, 2014, cash of $10,300,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

(b) Net Capital Requirement

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital. The SEC's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the alternative method of this Rule.

At December 31, 2014, the Company had net capital of $307,890,462, which was $306,890,462 in excess of the amount required to be maintained at that date.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2014, the Company was in compliance with all such requirements.

(15) Income Taxes

Current and deferred income tax expense included in the statement of operations as determined in accordance with FASB ASC Topic 740, *Income Taxes*, are as follows:

		Current	Deferred	Total
Federal	$	(1,809,877)	929,518	(880,359)
State and local		(554,313)	882,901	328,588
	$	(2,364,190)	1,812,419	(551,771)

The difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is primarily due to state and local income taxes and the effect of permanent differences related to tax exempt securities.

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company has a gross deferred tax asset of $7.6 million and a gross deferred tax liability of $1.7 million at December 31, 2014. The deferred tax asset is primarily attributable to the federal benefit of litigation reserves and amortization of goodwill and the deferred tax liability is primarily attributable to depreciation. The net deferred tax asset is $5.9 million. The Company has not recorded a valuation allowance because management believes it is more likely than not that the deferred tax assets will be realized.

Federal taxes receivable of $1.1 million and state taxes payable of $341 thousand is included in other assets and other liabilities, respectively on the statement of financial condition.

The Parent's federal consolidated income tax returns are closed to examination through 2010. The New York State and New York City return examinations have been completed through 2010. The Company's New Jersey income tax returns are closed to examination through 2011.

(16) Financial Instruments with Off-Balance Sheet – Risk and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligation. The Company conducts business with brokers and dealers that are

members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2014 were settled without an adverse effect on the Company's financial statements.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices, which differ from values reflected on the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

(17) Commitments and Contingencies

The Company has obligations under operating leases with unrelated parties. The lease agreements have initial noncancelable terms in excess of one year.

Aggregate annual rentals for office space at December 31, 2014 are:

		Rental Obligations
2015	$	35,400
2016		35,400
2017		11,112
Thereafter		-
	$	81,912

The Company had rental expense under operating leases during the year ended December 31, 2014 of $35,400, which is included in occupancy and equipment costs in the statement of operations.

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company although they could have a material effect on the net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

In August 2011, the Company and its co-underwriters settled with Plaintiffs in a Lehman Class Action Securities Litigation. The Court approved the settlement in April 2012, but several plaintiffs opted out of the settlement, leaving eight individual actions against the Company. On October 25, 2012, the Court dismissed four of these individual actions. Settlement agreements regarding three of the individual actions were executed on February 8, July 12, and August 22, 2013. The last individual action was dismissed on August 9, 2013; because other defendants remain in that last action, the plaintiff's time to appeal has not yet begun.

As previously disclosed, the Company entered into a letter of Acceptance, Waiver and Consent with FINRA relating to the sale of auction rate securities in April 2009. Two institutional customers not included in the FINRA settlement filed lawsuits in February and April 2009 and two such customers filed arbitration proceedings against the Company in December 2008 and May 2011, alleging misrepresentations and omissions in the sale of auction rate securities. The two lawsuits were settled in April 2011 and December 2012, and the two arbitrations resulted in awards for the Company (all claims dismissed) in August 2011 and October 2012.

On December 14, 2011, Louisiana Municipal Police Employees' Retirement System filed a putative class action complaint in New York federal court against The Bank of New York Mellon Corporation, its directors, certain officers, and underwriters, including the Company, alleging that certain defendants made false and misleading statements concerning the Parent's alleged use of fraudulent practices to artificially inflate standing instruction foreign exchange profits which, when allegedly revealed through the filing of various lawsuits caused the Parent's stock price to decline. The complaint asserts that the Company, which was an underwriter for the Parent's May 2009 common stock offering, and the other underwriter defendants violated Sections 11 and 12(a)(2) of the Securities Act of 1933. Defendants filed motions to dismiss on June 22, 2012. On June 10, 2013, the court denied the motions to dismiss.

BNY MELLON CAPITAL MARKETS LLC **Schedule I**

(A Wholly Owned Subsidiary of BNY Mellon)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2014

Total members's equity	$	426,024,179
Subordinated liabilities		50,000,000
Tax effect of nonallowable asset (fees receivable)		3,628,897
Total capital and allowable subordinated liabilities		479,653,076
Deductions and/or charges:		
Nonallowable assets:		
Goodwill		47,669,513
Unrealized on TBA securities		25,876,437
Nonmarketable securities		9,276,933
Receivable from affiliates		1,650,197
Fees receivable		4,381,245
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $2,298,704)		550,722
Other assets		16,349,863
Total nonallowable assets		105,754,910
Aged fail to deliver		430,318
Other deductions and/or charges		35,492
Total deductions and/or charges		106,220,720
Net capital before haircuts on securities positions		373,432,355
Haircuts on securities:		
Bankers' acceptances, certificates of deposit and commercial paper		4,054,408
U.S. and Canadian government obligations		9,098,995
State and Municipal government obligations		5,833,464
Corporate obligations		29,681,235
Equity and options		13,609,944
Other		3,263,847
Total haircuts charges		65,541,893
Net capital		307,890,462
Alternative net capital requirements; greater of minimum dollar net capital requirement or 2% of aggregate debit items		1,000,000
Excess net capital	$	306,890,462

There are no material differences between this computation of net capital and the corresponding computation included in the Company's December 31, 2014 unaudited Part II FOCUS filing, dated February 25, 2015.

See accompanying Report of Independent Registered Public Accounting Firm.

BNY MELLON CAPITAL MARKETS LLC **Schedule II**

(A Wholly Owned Subsidiary of BNY Mellon)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2014

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	6,463,369
Customers' securities failed to receive		1,074,317
Credit balances in firm accounts which are attributable to principal sales to customers		141,585
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		87,292
Total 15c3-3 credits		7,766,563
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		1,215,386
Failed to deliver of customers' securities not older than 30 calendar days		3,994,608
Aggregate debit items		5,209,994
Less 3% for alternative method calculation		156,300
Total 15c3-3 debits		5,053,694
Excess of total credits over total debits	$	2,712,869
Amount held on deposit in "Reserve Bank Account(s)" including value of qualified securities, at end of reporting period	$	10,300,000

There are no material differences between this computation of reserve requirement and the corresponding computation included in the Company's December 31, 2014 unaudited Part II FOCUS filing, dated February 25, 2015.

See accompanying Report of Independent Registered Public Accounting Firm.

BNY MELLON CAPITAL MARKETS LLC **Schedule III**

(A Wholly-Owned Subsidiary of BNY Mellon)

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2014

	Market value	Number of items
Customers' fully paid and excess margin securities not in the Company's possession or control as of December 31, 2014 for which instructions to reduce to possession or control had been issued as of December 31, 2014 and for which the required action was not taken within the timeframes specified under Rule 15c3-3	None	None
Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2014, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3	None	None

There are no material differences between this information related to the posession and control requirements and the corresponding information included in the Company's December 31, 2014 unaudited Part II FOCUS filing, dated February 25, 2015.

See accompanying Report of Independent Registered Public Accounting Firm.

BNY MELLON CAPITAL MARKETS LLC **Schedule IV**

(A Wholly-Owned Subsidiary of BNY Mellon)

Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2014

Credit balances		
Free credit balances and other credit balances in PAB security accounts	$	—
Monies borrowed collateralized by securities carried for the accounts of PAB		—
Monies payable against PAB securities loaned		—
PAB securities failed to receive		—
Other		—
Total PAB credits	$	—
Debit balances		
Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$	—
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		—
Failed to deliver of PAB securities not older than 30 calendar days		—
Other		
Total PAB debits		—
Reserve Computation		
Excess of total PAB credits over total PAB debits	$	—
Amount on deposit	$	—

There are no material differences between this computation of reserve requirements and the corresponding computation included in the Company's December 31, 2014 unaudited Part II FOCUS filing, dated February 25, 2015.

BNY MELLON

BNY Mellon Capital Markets, LLC
101 Barclay Street, 3rd Floor
New York, NY 10286

BNY Mellon Capital Markets, LLC Compliance Report

BNY Mellon Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the period from June 1, 2014 to December 31, 2014;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31,2014; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

BNY Mellon Capital Markets, LLC

By: John M. Gavin, Jr.

Title: Chief Financial Officer

February 27, 2015

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members of the Board of Directors
BNY Mellon Capital Markets LLC:

We have examined the statements made by BNY Mellon Capital Markets LLC (the Company), included in the accompanying BNY Mellon Capital Markets LLC Compliance Report, that (1) the Company's internal control over compliance was effective during the period from June 1, 2014 to December 31, 2014; (2) the Company's internal control over compliance was effective as of December 31, 2014; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13 and Rule 2340 of the National Association of Securities Dealers (NASD), that requires account statements to be sent to the customers of the Company (collectively, the Financial Responsibility Rules) will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the period from June 1, 2014 to December 31, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

KPMG LLP

February 27, 2015

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Members of the Board of Directors
BNY Mellon Capital Markets LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by BNY Mellon Capital Markets LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the period ending December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2015

BNY Mellon Capital Markets LLC
Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)]
Period From January 1, 2014 to December 31, 2014

Total revenue (FOCUS Line 12/Part IIA Line 9)	$	156,194,935
Additions:		
Net loss from principal transactions in commodities in trading accounts		15,464,514
Total additions		15,464,514
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		336,851
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		11,638,019
Total interest and dividend expense but not in excess of total interest and dividend income		37,000,141
Total deductions		48,975,011
SIPC Net Operating Revenues		122,684,438
General Assessment @ .0025		306,711
Less payment made with SIPC-6 filed (exclude interest)		(152,614)
Less prior overpayment applied		(0)
Assessment balance due	$	154,097